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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 100017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

November 27, 2009

Re:
Cobalt International Energy, Inc. (the "Company")
Registration Statement on Form S-1
Filed September 4, 2009, as amended on October 9, 2009 and October 29, 2009
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated November 9, 2009. We have set forth your comments followed by the Company's response. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on October 29, 2009. We note that we received an additional letter from you dated November 19, 2009 and delivered to you a letter dated November 23, 2009 in response. Accordingly, the marked copy of the Registration Statement to be sent under separate cover also shows changes made as a result of this subsequent correspondence.

Form S-1

General

  1.
  We note your response to prior comment 3. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

    We have filed all additional exhibits and filled in all blanks other than those allowed by Rule 430A in response to this comment.

        ********

Mr. H. Roger Schwall	2	November 27, 2009

        To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ RICHARD D. TRUESDELL, JR., ESQ.
Richard D. Truesdell, Jr., Esq.
cc:
Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.